50
11/30/04

SEC MAIL PROCESSING SECTION RECEIVED NOV 26 2004 WASH, D.C. 213

04013365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 11-30-2004

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 52027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2003 (MM/DD/YY) AND ENDING July 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Astor Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9595 Wilshire Blvd., Suite 700
(No. and Street)

Beverly Hills, CA 90212
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacques Tizabi, Managing Partner 310 273-2661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, LACA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jacques Tizabi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Astor Capital, Inc., as of July 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

pres.

Title

AMIR BAHMAN ETTEADIEH
COMMISSION 1475181
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Mar 8, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

November 24, 2004

Securities Exchange Commission
Division of Market Regulations
450 Fifth Street N.W.
Washington, DC 20549

Re: Astor Capital, Inc.

On September 23, 2004, I issued an audit report for Astor Capital, Inc. for the year ending July 31, 2004.

I have expanded on the notes to the audit report to include **Note 11 – Related Party Transactions and other matters.**

Please add this note to the original September 23, 2004 audit report.

If you have any questions, please do not hesitate to call me.

Elizabeth Tractenberg, CPA

cc: NASD

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL TRACTENBERG@SBCGLOBAL.NET

ASTOR CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2004

Note 11 – Related Party Transactions and other matters:

Astor Capital received 92% of its revenue from two clients. Sixty-four percent (64%) of the revenues were received from Universal Detection Technology (UDT). Twenty-eight percent (28%) of the revenues were received from NT Media, Inc. (NTM). Astor Capital has a 6.3% equity interest in NTM. The Company's agreements with UDT and NTM provide for the receipt of a monthly fee for investment banking and strategic advisory services and a fee for debt or equity financing raised by Astor Capital.

A 50% stockholder of Astor Capital serves as president, director and chief executive officer of UDT and as director of ECast, a subsidiary of NT Media, Inc. The stockholder also serves as president, director and chief executive officer of Riddle Records. Astor has provided similar services to Riddle Records.

The other 50% stockholder of Astor Capital serves as secretary and director of NT Media, Inc.